Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

October 31, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Readaboo, Inc.

Amendment No. 5 Registration Statement on Form S-1

Filed October 20, 2014

File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 30, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

Financial Statements, page F-1

Consolidated Statement of Changes in Stockholders’ Equity for the period from September 11, 2013 (Inception) to June 30, 2014

1.	We note that in your June 30, 2014 unaudited consolidated statement of changes in stockholders’ equity you labeled the Balance at March 31, 2014 as (Audited). Please revise to eliminate the word audited as although the amounts presented appear to be derived from your audited financial statements, such amounts are not covered by an auditor’s report in these unaudited interim financial.

Response: In response to the Staff’s comment, we have revised the balance at March 31, 2014 of our June 30, 2014 unaudited consolidated statement of changes in stockholder’s equity to eliminate the word audited.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director